News Release
For Immediate Release	Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R3 Website: www.fording.ca

FORDING CANADIAN COAL TRUST

2007 SECOND QUARTER EARNINGS RESULTS

CALGARY, July 30, 2007 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced its second quarter 2007 results. Cash available for distribution for the quarter was $135 million ($0.92 per unit) compared with $147 million ($1.00 per unit) in 2006.  The cash available for distribution for the second quarter of 2007 includes $31 million ($0.21 per unit) of distributable cash from the sale of NYCO. Cash available for distribution for the first half of 2007 was $213 million ($1.44 per unit), a decrease of $136 million ($0.93 per unit) from 2006.

Net income from continuing operations was $106 million in the second quarter compared with $140 million in 2006. Net income from continuing operations before unusual items, future income taxes and unrealized gains or losses on foreign exchange forward contracts was $128 million in the second quarter compared with $151 million in 2006, which primarily reflects lower U.S. dollar coal prices for the 2007 coal year that commenced April 1, 2007, partially offset by higher sales volumes and lower unit transportation costs. On a year-to-date basis, net income from continuing operations was $183 million for 2007 versus $305 million for 2006. Net income from continuing operations before unusual items, future income taxes and unrealized gains or losses on foreign exchange forward contracts was $199 million year-to-date versus $347 million in 2006, which primarily reflects lower U.S. dollar coal prices and a higher realized U.S./Canadian dollar exchange rate during 2007 compared with 2006, as well as higher unit cost of product sold in 2007.

“We are pleased with our operating and financial results for the second quarter, which validates our previously-issued guidance for the year,” said Boyd Payne, President, Fording Canadian Coal Trust. “We will continue to focus on coal quality going forward, which may limit volume growth in the near term, but will ensure that we receive maximum value for our hard coking coal reserves in future market cycles.”

Highlights:

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Cash available for distribution was $135 million for the quarter, or $0.92 per unit, down from $147 million, or $1.00 per unit in 2006. The sale of NYCO contributed $31 million, or $0.21 per unit, to distributable cash for the quarter.  Distributions to unitholders for the quarter were $0.65 per unit compared with $1.00 per unit in 2006.  The proceeds from the sale of NYCO will be considered in determining the third quarter distribution.

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The average realized coal price in the second quarter of 2007 was $111 per tonne (US$101), which was down from $133 per tonne (US$116) in 2006.  On a year-to-date basis, the average realized coal price was $116 per tonne (US$103), which was down from $142 per tonne (US$119) in 2006.  The decreases in average U.S. dollar prices reflect successive decreases in coal prices for the 2006 and 2007 coal years, as well as changes in our accounting for foreign exchange forward contracts.

Fording Canadian Coal Trust

July 30, 2007

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Coal sales volumes of 3.8 million tonnes for the second quarter were 9% higher than 2006 levels.  On a year-to-date basis, coal sales volumes of 6.6 million tonnes were unchanged from 2006 as the increased volumes in the second quarter were offset by lower volumes in the first quarter of 2007, which was caused by rail transportation problems.

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Elk Valley Coal’s unit cost of product sold increased slightly to $39.50 per tonne for the second quarter of 2007 compared with $39.20 per tonne for the second quarter of 2006.  The benefits of lower strip ratios and higher production levels, which reduce the fixed costs per tonne of coal produced, in the second quarter of 2007 were generally offset by higher input costs and longer haul distances.  The unit cost of product sold increased by 8% to $42.20 per tonne year-to-date in 2007 compared with $38.90 per tonne in 2006 due primarily to the unplanned shutdowns in the first quarter of 2007, which were caused by rail transportation problems, as well as higher input costs.

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Elk Valley Coal’s unit transportation costs decreased by 8% to $34.50 per tonne for the second quarter of 2007 compared with $37.40 per tonne for the second quarter of 2006.  On a year-to-date basis, unit transportation costs decreased by 5% to $35.90 per tonne compared to $37.60 per tonne in 2006.  The decreases in transportation costs for the quarter and year-to-date are due primarily to lower contractual rail rates and lower average selling prices upon which certain of our port loading rates are based. Vessel demurrage costs increased by approximately $2 per tonne for both the second quarter and the year-to-date periods due to the continuing low inventories at the ports and longer vessel wait times caused by the rail transportation problems in the fourth quarter of 2006 and the first quarter of 2007.

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On June 22, 2007, the Federal Government of Canada enacted new tax legislation that results in the taxation of existing income and royalty trusts, other than real estate investment trusts, at effective rates similar to Canadian corporations commencing in 2011.  As a result, the Trust recorded a long-term future tax liability, and a non-cash charge to income tax expense of $79 million in the second quarter.

Conference Call and Webcast

A conference call to discuss these results will be held Tuesday, July 31 at 8:00 a.m. Mountain time, 10:00 a.m. Eastern time. To participate in the conference call, please dial 1-866-898-9626 or 416-340-2216 approximately 10 minutes prior to the call. A live and archived audio webcast and podcast of the conference call will also be available on the Trust’s website www.fording.ca.

About Fording Canadian Coal Trust

Fording Canadian Coal Trust is an open-ended mutual fund trust and one of the largest royalty trusts in Canada. The Trust makes quarterly distributions to unitholders using royalties received from its 60% interest in the metallurgical coal operations of the Elk Valley Coal Partnership. Elk Valley Coal Partnership, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, supplying high-quality coal products to the international steel industry. The Trust's shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

For further information contact:

Paul Armstrong

Catherine Hart

Director, Investor Relations

Senior Investor Relations Analyst

Ph: 403-260-5215

Ph: 403-260-9817

Email:  investors@fording.ca

Website:  www.fording.ca

Fording Canadian Coal Trust